# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務[redacted]

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

anley Street, Central, Hong Kong.
十六號騏利大廈九樓
836 • E-mail: fw@fairwind.com.hk

07028413

Our Ref.: S/7911/94 LTO/kk

20 NOV 2007

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
<u>Rule 12g3-2(b) Materials, File No.82-4177</u>

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 19 November 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.

12/3

華潤創業有限公司

**China Resources Enterprise, Limited**

*(Incorporated in Hong Kong with limited liability)*

**(Stock Code: 291)**

# FINANCIAL AND OPERATIONAL REVIEW THIRD QUARTER 2007

This announcement is made by China Resources Enterprise, Limited ("the Company") on a voluntary basis in pursuit of a higher standard of corporate governance and in promoting the Company's transparency. The Company currently intends to continue to publish the quarterly financial and operational review in the future.

The financial and operational review for the third quarter 2007 was not audited and was prepared in accordance with accounting principles generally accepted in Hong Kong.

The directors of the Company are pleased to present the following unaudited financial and operational information for the third quarter and the nine months ended 30 September 2007.

## FINANCIAL HIGHLIGHTS

| | Three months ended 30 September | | Nine months ended 30 September | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | **(Unaudited)** | (Unaudited) | **(Unaudited)** | (Unaudited) |
| | ***HK$ million*** | *HK$ million* | ***HK$ million*** | *HK$ million* |
| Turnover[1] | **14,234** | 17,987 | **49,387** | 49,568 |
| Profit attributable to shareholders of the Company[1] | **765** | 630 | **4,502** | 1,895 |
| Basic earnings per share[2] | **N/A** | N/A | **HK$1.90** | HK$0.82 |
| Diluted earnings per share[2] | **N/A** | N/A | **HK$1.88** | HK$0.80 |

| | At 30 September 2007 | At 31 December 2006 |
|---|---|---|
| | **(Unaudited)** | (Audited) |
| | ***HK$ million*** | *HK$ million* |
| Equity attributable to shareholders of the Company | **21,898** | 19,141 |
| Minority interests | **7,121** | 5,824 |
| Total equity | **29,019** | 24,965 |
| Consolidated net borrowings | **2,386** | 1,781 |
| Gearing ratio[3] | **8.2%** | 7.1% |
| Net assets per share: | | |
| Book value | **HK$9.20** | HK$8.12 |

Notes:

1. These amounts include turnover and profit attributable to shareholders contributed by the Petroleum and Related Products Distribution division, which is presented as discontinued operation according to the Hong Kong Financial Reporting Standard 5. The respective amounts of the discontinued operation are separately disclosed in the analysis of turnover and profit.

2. Basic earnings per share and diluted earnings per share of the discontinued operation are HK$1.09 and HK$1.08 respectively (2006: HK$0.17 and HK$0.16).

3. Gearing ratio represents the ratio of consolidated net borrowings to total equity.

# ANALYSIS OF TURNOVER AND PROFIT

| | Three months ended 30 September | | | Nine months ended 30 September | | |
|---|---|---|---|---|---|---|
| | 2007 (Unaudited) *HK$ million* | 2006 (Unaudited) *HK$ million* | Increased/ (Decreased) % | 2007 (Unaudited) *HK$ million* | 2006 (Unaudited) *HK$ million* | Increased/ (Decreased) % |
| **Turnover by segment** | | | | | | |
| **Core Businesses** | | | | | | |
| - Retail | 6,493 | 4,993 | 30.0 | 18,930 | 14,903 | 27.0 |
| - Beverage | 4,595 | 3,319 | 38.4 | 10,878 | 7,664 | 41.9 |
| - Food Processing and Distribution | 1,919 | 1,629 | 17.8 | 5,360 | 4,517 | 18.7 |
| - Textile | 1,208 | 1,203 | 0.4 | 3,526 | 3,329 | 5.9 |
| - Investment Property | 94 | 88 | 6.8 | 277 | 260 | 6.5 |
| **Subtotal** | 14,309 | 11,232 | 27.4 | 38,971 | 30,673 | 27.1 |
| **Other Businesses** | | | | | | |
| - Petroleum and Related Products Distribution (discontinued operation) | – | 6,792 | (100.0) | 10,610 | 19,044 | (44.3) |
| - Investments and Others | – | – | – | – | – | – |
| **Subtotal** | – | 6,792 | (100.0) | 10,610 | 19,044 | (44.3) |
| | 14,309 | 18,024 | (20.6) | 49,581 | 49,717 | (0.3) |
| Elimination of inter-segment transactions | (75) | (37) | 102.7 | (194) | (149) | 30.2 |
| **Total** | 14,234 | 17,987 | (20.9) | 49,387 | 49,568 | (0.4) |

## ANALYSIS OF TURNOVER AND PROFIT (CONTINUED)

| | Three months ended 30 September | | | Nine months ended 30 September | | |
|---|---|---|---|---|---|---|
| | **2007** | 2006 | Increased/ | **2007** | 2006 | Increased/ |
| | **(Unaudited)** | (Unaudited) | (Decreased) | **(Unaudited)** | (Unaudited) | (Decreased) |
| | ***HK$ million*** | *HK$ million* | % | ***HK$ million*** | *HK$ million* | % |
| **Profit attributable to shareholders ("PAS") by segment** | | | | | | |
| **Core Businesses** | | | | | | |
| - Retail | **127** | 29 | **337.9** | **400** | 176 | **127.3** |
| - Beverage | **248** | 151 | **64.2** | **366** | 226 | **61.9** |
| - Food Processing and Distribution | **157** | 121 | **29.8** | **381** | 335 | **13.7** |
| - Textile | **42** | 14 | **200.0** | **111** | 55 | **101.8** |
| - Investment Property | **99** | 81 | **22.2** | **485** | 562 | **(13.7)** |
| **Subtotal** | **673** | 396 | **69.9** | **1,743** | 1,354 | **28.7** |
| **Other Businesses** | | | | | | |
| - Petroleum and Related Products Distribution (discontinued operation) | **–** | 170 | **(100.0)** | **2,576** | 387 | **565.6** |
| - Investments and Others | **127** | 117 | **8.5** | **325** | 308 | **5.5** |
| **Subtotal** | **127** | 287 | **(55.7)** | **2,901** | 695 | **317.4** |
| | **800** | 683 | **17.1** | **4,644** | 2,049 | **126.6** |
| Net corporate interest and expenses | **(35)** | (53) | **(34.0)** | **(142)** | (154) | **(7.8)** |
| **Total** | **765** | 630 | **21.4** | **4,502** | 1,895 | **137.6** |

## ANALYSIS OF TURNOVER AND PROFIT (CONTINUED)

| | Three months ended 30 September | | | Nine months ended 30 September | | |
|---|---|---|---|---|---|---|
| | 2007 (Unaudited) *HK$ million* | 2006 (Unaudited) *HK$ million* | Increased/ (Decreased) % | 2007 (Unaudited) *HK$ million* | 2006 (Unaudited) *HK$ million* | Increased/ (Decreased) % |
| **PAS excluding the effect of investment property revaluation and major disposal of non-core assets/investments by segment** | | | | | | |
| **Core Businesses** | | | | | | |
| - Retail[a] | **121** | 21 | **476.2** | **384** | 168 | **128.6** |
| - Beverage | **248** | 151 | **64.2** | **366** | 226 | **61.9** |
| - Food Processing and Distribution[b] | **143** | 121 | **18.2** | **367** | 335 | **9.6** |
| - Textile[c] | **31** | 13 | **138.5** | **97** | 54 | **79.6** |
| - Investment Property[d] | **58** | 49 | **18.4** | **170** | 164 | **3.7** |
| **Subtotal** | **601** | 355 | **69.3** | **1,384** | 947 | **46.1** |
| **Other Businesses** | | | | | | |
| - Petroleum and Related Products Distribution (discontinued operation)[e] | **–** | 170 | **(100.0)** | **183** | 387 | **(52.7)** |
| - Investments and Others | **127** | 117 | **8.5** | **325** | 308 | **5.5** |
| **Subtotal** | **127** | 287 | **(55.7)** | **508** | 695 | **(26.9)** |
| | **728** | 642 | **13.4** | **1,892** | 1,642 | **15.2** |
| Net corporate interest and expenses | **(35)** | (53) | **(34.0)** | **(142)** | (154) | **(7.8)** |
| **Total** | **693** | 589 | **17.7** | **1,750** | 1,488 | **17.6** |

Notes:

1. For the nine months ended 30 September 2007,

   a. Net valuation surplus of approximately HK$16 million (2006: HK$8 million) has been excluded in the results of Retail division.

   b. Net gain on disposal of associated companies amounting to approximately HK$14 million (2006: Nil) has been excluded in the results of Food Processing and Distribution division.

   c. Net valuation surplus amounting to approximately HK$5 million (2006: HK$1 million) and a gain on disposal of an associate amounting to approximately HK$9 million (2006: Nil) have been excluded in the results of the Textile division.

   d. Net valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of approximately HK$315 million (2006: HK$398 million) have been excluded in the results of the Investment Property division.

   e. The disposal of the Group's 100% equity interest in Petroleum and Related Products Distribution business was completed at the end of June 2007 with a total gain of approximately HK$2.4 billion. The gain was excluded in the result of the division.

## PRINCIPAL ACCOUNTING POLICIES

Save as disclosed below, the accounting policies used in the preparation of the management accounts are consistent with those used in the annual financial statements for the year ended 31 December 2006.

In the current period, the Group has applied the new standards, amendments and interpretations (new "HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for accounting periods beginning on 1 January 2007.

The adoption of these new HKFRSs has had no material effect on the results or financial positions of the Group for the current and prior accounting periods. Accordingly, no prior period adjustments are required.

## MANAGEMENT DISCUSSION AND ANALYSIS

***REVIEW OF OPERATIONS***

The Group's unaudited consolidated profit attributable to the Company's shareholders for the third quarter and the first nine months of 2007 amounted to approximately HK$765 million and HK$4,502 million respectively, representing an increase of 21.4% and 137.6% over that of 2006.

The disposal of the entire interest in the Group's non-core petroleum distribution operation in Hong Kong was completed in June this year and generated a gain of HK$2,393 million. Excluding the turnover contribution of the discontinued operation in petroleum and related products distribution, the Group's unaudited consolidated turnover for the third quarter and the first nine months of 2007 amounted to approximately HK$14,234 million and HK$38,777 million respectively, representing an increase of 27.1% and 27.0% over that of 2006. The strong performance of core consumer-related businesses had compensated for the loss in profit contribution from this divested operation. Excluding the after-tax effect of revaluation of investment properties and major disposals, the Group's underlying unaudited consolidated profit attributable to the Company's shareholders would have increased by 17.7% for the quarter under review and 17.6% for the first nine months of 2007.

### Retail

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

The Group's retail division showed an encouraging improvement in its operating results for the third quarter and the first nine months of 2007, mainly contributed by sustained organic growth in the retail operation and the robust economy in the Chinese Mainland and Hong Kong. Turnover for the third quarter and the first nine months of the year amounted to HK$6,493 million and HK$18,930 million respectively, representing an increase of 30.0% and 27.0% over the same periods in 2006. Attributable profit for the third quarter and the first nine months of the year amounted to HK$127 million and HK$400 million respectively, representing an increase of 3.4 times and 127.3% over the same periods in 2006.

The Chinese Mainland continued to record rapid economic growth, posting an 11.5% growth in GDP in the first nine months of 2007. Coupled with the rising income level, domestic consumption had been stimulated and a year-on-year 15.9% growth in total retail sales of consumer goods was recorded. In addition, the consumer price indices by category increased by 4.1%, particularly with a substantial increase in the food category. The Group's consumer businesses have thus benefited as a whole.

With the flourishing economy in Hong Kong and rising consumer confidence, local consumption expenditure showed steady growth in the first nine months of 2007.

*Supermarket and Logistics*

Turnover of the supermarket and logistics operation for the third quarter and the first nine months of 2007 were HK$5,784 million and HK$16,967 million respectively, representing an increase of 30.0% and 27.5% over that of 2006. Attributable profit for the third quarter and the first nine months of 2007 amounted to HK$73 million and HK$274 million respectively, representing an increase of 4.2 times and 107.6% over the same periods in 2006.

As at the end of September 2007, the Group operated a total of approximately 2,300 stores in the Chinese Mainland and Hong Kong, of which approximately 51.1% were self-operated and the rest were franchised stores. Major store formats are hypermarket, superstore, supermarket and convenience store. In terms of geographical contribution, Eastern and Central China, Southern China, Hong Kong and Northern China respectively accounted for 58.2%, 27.0%, 9.9% and 4.9% of the operation's turnover for the first nine months of 2007.

The Group continued to increase its market share in target regions through new store openings and acquisitions. Overall same store growth for the first nine months under review was 9.7%, in particular a 10.6% increase was achieved for the Chinese Mainland. In addition, consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") for the first nine months of the year amounted to HK$797 million, representing a 34.9% growth over that of 2006.

The operation reported an increase in market share in Southern China. High shopper traffic and satisfactory average per-invoice sales were recorded, mainly attributable to the strong economic growth and the improvement in stock turnover through enhancement of product mix, category and assortment management to cater for customer preferences. Better store and supply chain management helped deliver satisfactory results during the first nine months under review. Same store growth of hypermarkets and superstores reached 15.4% and 18.9% respectively. For some non-performing stores in Zhongshan and Dongguan, the Group continued to carry out store reformatting in order to drive profitability.

The Eastern and Central China operation continued to record satisfactory same store growth of 9.2%. Through the adoption of a multi-format approach and a district dominance strategy, Suguo maintained a satisfactory market share in the Nanjing district. Certain hypermarkets in Nanjing, Suguo's new store format since 2005, started to turn profitable since the beginning of the year, although better supply chain management on product variety sourcing is still needed. Facing head-on competition from other local and foreign retail operators, the stores in Ningbo, which were acquired in mid 2006, incurred losses for the first nine months under review. The Group is making efforts to rationalize the supply chain and enhance the merchandise mix to improve profitability in Ningbo.

The Group is making progress in improving the performance in Northern China after streamlining its existing stores and the related supply chain and management structure driving down costs. The Hong Kong operation faced strong competition from major local market players. The Group cautiously monitored the concessions offered to customers while securing its market share at the same time. With solid revival in domestic consumption expenditure, sustainable retail sales growth and growing demand for quality warehouse space, it is believed that the Hong Kong operation will benefit in the medium to long term.

To cope with prevailing keen competition in the retail market, the Group will strive to improve the operational efficiency to drive profitability. The Group will continue to identify opportunities for new acquisitions and new store openings in target districts in order to raise market presence in the regions.

*Brand-fashion Distribution*

The brand-fashion distribution segment reported turnover for the third quarter and the first nine months of 2007 of HK$515 million and HK$1,391 million respectively, representing an increase of 35.5% and 25.7% over that of 2006. Attributable profit for the third quarter and the first nine months of 2007 amounted to HK$37 million and HK$85 million respectively, representing an increase of 236.4% and 240.0% over the corresponding periods in 2006.

For the first nine months under review, the "Esprit" brand reported strong growth in turnover and attributable profit. As at the end of September 2007, the "Esprit" brand distribution network expanded to over 790 self-operated and franchised stores in the Chinese Mainland. Both self-operated stores and franchised stores achieved satisfactory results. The same store turnover growth of 12.7% for the self-operated stores and the new operation in Chengdu drove overall performance. In addition, the cessation of certain brands in the same period of last year partly accounted for the improvement in profitability.

*Other Retail Stores*

Turnover of the other retail stores segment for the third quarter and the first nine months of 2007 amounted to HK$194 million and HK$572 million respectively, representing an increase of 18.3% and 17.5% over that of 2006. Attributable profit for the third quarter and the first nine months of 2007 amounted to HK$17 million and HK$41 million respectively, representing an increase of 3.3 times and 115.8% over the corresponding periods in 2006. As at the end of September 2007, the Group's chain of retail stores consisted of 5 Chinese Arts & Crafts 中藝 stores in Hong Kong and 41 CR Care 華潤堂 stores in Hong Kong and the Chinese Mainland.

For the first nine months under review, the buoyant economy has continued to benefit the retail industry as consumers became more receptive to the premium perceived value and quality products. The rising popularity of Chinese Arts & Crafts 中藝 brand and revamp store displays caused the increase in sales of jewelry and arts and craft products, which led to the increase in turnover and profitability of Chinese Arts & Crafts 中藝 for the first nine months of the year and an overall same store turnover growth of 6.5% was recorded.

Rising health awareness amongst the local community has increased the market demand of traditional Chinese medicine and health food. For the first nine months under review, the increase in sales of certain premium products helped boost the turnover and improved the operating results of CR Care 華潤堂, of which a remarkable overall same store turnover growth

of 19.5% was recorded. Despite the cost pressure from increased store rental and labor costs, the CR Care 華潤堂 operation recorded a turnaround in profitability for the first nine months of 2007.

**Beverage**

The beverage division reported turnover of HK$4,595 million and HK$10,878 million for the third quarter and the first nine months of 2007, representing an increase of 38.4% and 41.9% over that of 2006. Attributable profit was HK$248 million and HK$366 million for the third quarter and the first nine months of 2007, representing an increase of 64.2% and 61.9% over the same periods of 2006.

The Group reported remarkable growth in turnover for the first nine months of 2007 with sales volume of beer rose by 33.9% to approximately 5,818,000 kiloliters, including an organic growth of 21.8%. In particular, sales volume of our national brand "SNOW" reached 4,238,000 kiloliters, representing 72.8% of the total sales volume and impressive growth of 74.0%. During the third quarter under review, although sales in some regions were affected by adverse weather conditions, overall sales increased satisfactorily compared to the same period of 2006. The increase in turnover and sales volume was mainly driven by successful brand integration through initiatives in the "SNOW" promotion and market distribution.

The distilled water operation became wholly-owned by the Group since June 2007. Sales volume of distilled water rose by 30.5% to approximately 351,000 kiloliters for the third quarter and 33.7% to approximately 853,000 kiloliters for the first nine months of 2007. Notable sales growth and market share increase were reported in Shenzhen, Dongguan and Guangzhou.

In addition, the Group's interest in its existing 14 brewery companies in Sichuan increased by 38% to 100% through completion of the acquisition of the entire interest in 藍劍（集團）有限責任公司 (Blue Sword (Group) Company Limited) in April 2007. The increase in attributable profit of the Sichuan region to the Group further boosted profitability of the division, offsetting the loss incurred by new breweries that were acquired or commenced operation in the period under review.

At the end of September 2007, the Group operated over 50 breweries in the Chinese Mainland with an annual production capacity of approximately 9.5 million kiloliters. Capitalizing on the rapid economic development and the fast growing beer market in China, the Group continued to expand its production capacity through acquisitions, investments in greenfield breweries and capacity upgrade of existing breweries. During the first nine months of the year, the Group completed the acquisition of a 90% interest in 安徽聖力釀酒有限公司 (Anhui Shengli Brewery Company Limited), a 100% interest in 內蒙古巴特罕酒業股份有限公司 (Inner Mongolia Batehan Brewery Company Limited), a 80% interest in 遼寧鴨綠江啤酒集團有限公司 (Liaoning Yalujiang Brewery Company Limited), a 100% interest in 湖南興華啤酒有限責任公司 (Hunan Xinghua Brewery Company Limited), and the related brewing assets in 葫蘆島菊花啤酒有限公司 (Huludao Juhua Brewery Company Limited) as well as 安徽皖啤釀造有限公司 (Anhui Wanpi Brewery Company Limited) with a total production capacity of 705,000 kiloliters to further complement its existing operations in Anhui, Inner Mongolia, Liaoning, Hunan and the nearby regions.

To strengthen its competitive advantage, the Group will keep emphasizing branded product mix enrichment, operational improvement for cost saving, continuous market integration and expansion to capitalize on the growing momentum of the beer consumption in the Chinese Mainland.

**Food Processing and Distribution**

The food processing and distribution division reported turnover for the third quarter and the first nine months of 2007 of HK$1,919 million and HK$5,360 million respectively, representing an increase of 17.8% and 18.7% over that of 2006. Attributable profit for the third quarter and the first nine months of 2007 amounted to HK$157 million and HK$381 million, respectively. Excluding the disposal gain of certain equity interests in non-core investment in the third quarter of the year, attributable profit of the division increased by 18.2% for the third quarter and 9.6% for the first nine months of 2007 over that of last year.

Through secure product supplies, launch and marketing of new products as well as expansion in mainland market, frozen food, aquatic products and other assorted foodstuff distribution reported a substantial growth in both turnover and attributable profit. The cost pressure from tight supply of mainland livestock continued during the quarter under review, which lowered the attributable profit from the livestock distribution business. The operating environment for live pig market in Hong Kong will continue to be challenging following the opening up of the mainland live pig imports in July this year. Backed by the Group's strong premium brand image as high quality fresh meat, its competitive expertise and supply chain management, the operation is expected to be in a favorable position to compete with the other authorized agents.

Despite high fuel costs, the marine fishing and aquatic products processing operation reported notable growth in turnover and attributable profit for the first nine months under review. This was mainly contributed by the about 30.0% increase in sales volume as well as a rise in gross profit margin attributable to the higher proportion of high-end fishes and other aquatic products from enhanced catching capability. Further, regular on-site review of fishing fleet fuel utilization and cost saving measures were implemented to keep the production costs under control.

The Shenzhen operation reported a satisfactory turnover contribution for the first nine months under review. With strengthened distribution network and launching of promotional campaigns, its meat processing operation reported satisfactory result. Supported by its competitive edge in sourcing, slaughtering and fresh meat production, the operation continued to increase the supply of its meat products to the Group's supermarkets in Southern China.

The Shanghai meat processing center recorded an improvement in turnover and profit contribution to the Group for the first nine months under review with an increase in slaughtering volume by approximately 25.4%. As at 30 September 2007, its products under the brand "五豐上食" were sold in nearly 1,100 sales outlets, including supermarkets and specialty shops. The effective launch of promotional activities has raised the brand popularity and awareness in the local market.

**Textile**

Turnover of the textile division for the third quarter of 2007 was HK$1,208 million which remained comparable to that of 2006, while turnover for the first nine months of 2007 amounted to HK$3,526 million, representing an increase of 5.9% over that of 2006. Attributable profit for the third quarter and the first nine months of 2007 amounted to HK$42 million and HK$111 million, respectively. Excluding the disposal gain of an associated company in the third quarter of the year and the after-tax effect of revaluation of investment properties, attributable profit of the division increased by 138.5% for the third quarter and 79.6% for the first nine months of 2007 over that of 2006.

The division recorded a satisfactory improvement in profitability for the first nine months of 2007. Despite reduction in sales volume under prevailing market competition and cost pressure from raising raw material, direct labor and utility costs, the spinning and weaving operation was capable of improving its profitability in the first nine months under review. In addition, the increase in sales orders under the robust market demand drove the profitability of the nylon and stockings operation. Moreover, the one-off worker compensation incurred last year adversely affected the profitability in the comparative period in 2006.

Nevertheless, the increase in electricity, labor and quota costs and the reduction in VAT refund for export sales of textile products will continue to impact the textile industry in the Chinese Mainland and may have an adverse effect on the medium-term profitability of the operation.

Moving forward, our focus continues to be primarily on the production of high-end products and the exploration of new business opportunities in both domestic and export markets. Scheduled technology upgrade of certain production facilities this year will further improve the production efficiency and quality which in turn will help drive the overall turnover and profitability of the division in the long run.

**Investment Property**

The investment property division, which mainly comprises retail property rental segment, reported turnover for the third quarter and the first nine months of 2007 of HK$94 million and HK$277 million respectively, representing an increase of 6.8% and 6.5% over the corresponding periods in 2006. Attributable profit for the third quarter and the first nine months of 2007 amounted to HK$99 million and HK$485 million respectively. Excluding the after-tax valuation surplus and disposal gains of certain non-core investment properties with an aggregate amount of approximately HK$315 million (first nine months of 2006: approximately HK$398 million), attributable profit of the division for the first nine months of 2007 increased by 3.7%.

Retail rentals continued to edge up during the first nine months under review. Given the prevailing economic improvement and the growing number of visitor arrivals, the increase in local and external consumption power sustained an upward trend for retail sales, which drove up retail rentals.

Capitalizing on the favorable retail market opportunities, the retail properties located in Tsimshatsui and Mongkok were fully let out with satisfactory increment in rentals for the first nine months under review. JD Mall, the newly redeveloped multi-storey retail property in Jordon

with the latest occupancy rate reaching 60% in early November 2007, will provide further growth impetus to the Group's retail property segment in future.

Backed by the operating expertise in retail properties in Hong Kong, our property division started its shopping malls in the Chinese Mainland since 2006, part of which are for our supermarket use. The mall 江門新の城 at Jiangmen has launched specific measures and events to further improve rentals and shoppers flow. The new shopping mall at Kaiping also commenced operation in October this year. Both malls, having our supermarkets as their anchor tenants and being the property division's initial market entries to the Chinese Mainland, will bring in new revenue streams as well as experience to capture further investment opportunities in the mainland market.

**Petroleum and Related Products Distribution**

Upon the completion of the disposal of the entire interest in the Group's petroleum distribution business in Hong Kong in June this year, which generated a gain of HK$2,393 million, the petroleum and related products distribution division reported no turnover and profit contribution to the Group for the quarter under review. Turnover and attributable profit contribution of the division up to disposal date amounted to HK$10,610 million and HK$2,576 million respectively.

**Investments and Others**

Attributable profit for the third quarter and the first nine months of 2007 amounted to HK$127 million (third quarter of 2006: HK$117 million) and HK$325 million respectively (first nine months of 2006: HK$308 million).

*Container Terminal*

The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance for the first nine months of 2007.

***FINANCIAL REVIEW***

**Capital and Funding**

As at 30 September 2007, the Group's consolidated cash and cash equivalents amounted to HK$7,652 million. The Group's borrowings as at 30 September 2007 were HK$10,038 million with HK$4,356 million repayable within 1 year, HK$5,678 million repayable after 1 year but within 5 years and HK$4 million repayable after 5 years. All the borrowings were subject to floating rates.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 8.2% as at 30 September 2007 (31 December 2006: 7.1%).

The Group's principal assets, liabilities, revenue and payments are denominated in Hong Kong dollars, Renminbi and US dollars. As at 30 September 2007, 38.5% of the Group's cash deposit balances was held in Hong Kong dollars, 45.1% in Renminbi and 14.6% in US dollars; whereas

56.0% of the Group's borrowings was denominated in Hong Kong dollars and 33.6% in Renminbi with 9.5% in US dollars.

**Pledge of Assets**

As at 30 September 2007, assets with a carrying value of HK$409 million (31 December 2006: HK$153 million) were pledged for total borrowings of HK$214 million (31 December 2006: HK$214 million).

**Contingent Liabilities**

The Group did not have any material contingent liabilities as at 30 September 2007.

## CAUTION STATEMENT

The Board wishes to remind investors that the above financial data are based on the Company's internal records and management accounts. The above financial data for the third quarter and the nine months ended 30 September 2007 have not been reviewed or audited by the auditors. Shareholders of the Company and potential investors should exercise caution when dealing in shares of the Company.

By order of the Board
**CHEN SHULIN**
*Managing Director*

Hong Kong, 19 November 2007

*As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Du Wenmin. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.*

# FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

20 NOV 2007

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 19 November 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

END